UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 16)*

                             INAMED CORPORATION
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                 453235103
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                               (CUSIP Number)

    KENNETH MAIMAN, ESQ.                       ROBERT C. SCHWENKEL, ESQ.
 APPALOOSA MANAGEMENT L.P.             FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
26 MAIN STREET, FIRST FLOOR                       ONE NEW YORK PLAZA
    CHATHAM, NJ 07928                             NEW YORK, NY 10004
      (973) 701-7000                                (212) 859-8000
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    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             SEPTEMBER 7, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 453235103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,420,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,420,052

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,420,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.8%

14  TYPE OF REPORTING PERSON

    PN

                                SCHEDULE 13D

CUSIP No. 453235103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,420,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,420,052

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,420,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.8%

14  TYPE OF REPORTING PERSON

    IN

                                SCHEDULE 13D

     This Amendment No. 16 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998, Amendment No. 10 filed on November 9, 1998, Amendment No. 11 filed on March 16, 1999, Amendment No. 12 filed on April 30, 1999, Amendment No. 13 filed on May 17, 1999, Amendment No. 14 filed on June 21, 1999 and Amendment No. 15 filed on November 23, 1999 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4. Purpose of Transaction.
        ----------------------

     In late August, the Manager informed the Company that the Manager was contemplating acquiring additional Shares for investment purposes, and in connection with such purchase or purchases, entered into a letter agreement with the Company described below in Item 6. The Reporting Persons expect such purchases, if made in open market transactions, will be made in compliance with Rule 10b-18. The Reporting Persons may, from time to time, determine to make the contemplated purchases of Shares, but have no commitment to do so. In addition, the Reporting Persons may determine to sell all or a portion of their Shares. Any such determination to buy or sell would depend upon prevailing market conditions and other factors.

ITEM 5. Interest in Securities of the Issuer
        ------------------------------------

(a) This statement on Schedule 13D relates to 6,420,052 Shares which may be deemed to be beneficially owned by the Reporting Persons and which constitute approximately 29.8% of the issued and outstanding Shares. In each of March 1999 and June 2000, Mr. Tepper and Mr. James
     Bolin, Vice President of Appaloosa Partners Inc., the general partner of the Manager, in consideration for their services as directors of the Company, were granted under the Company's Non-Employee Directors' Stock Option Plan an option to purchase
     5,000 Shares. Messrs. Tepper and Bolin immediately assigned all of their right, title and interest in such options to the Partnership, Palomino and Tersk.

(b) The Manager may be deemed to have the sole voting and dispositive power with respect to 6,420,052 Shares. Mr. Tepper may be deemed to have sole voting power and dispositive power with respect to 6,420,052 Shares.

(c)  Not applicable

(d)  Not applicable

(e)  Not applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        -------------------------------------------------------------

     On September 7, 2000, the Company and the Manager, for itself and on behalf of its affiliates and associates, entered into a Letter Agreement (a copy of which is attached hereto as Exhibit A and incorporated by reference herein), whereby the Company

     (a) granted consent under its security trading policy to the contemplated purchases and agreed that the purchases are in compliance with that policy until such time as the Company notifies the Reporting Persons that the Company's consent is suspended or revoked;

     (b) acknowledged and agreed that the Reporting Persons may acquire up to an additional 298,114 Shares without the Reporting Persons being deemed an "Acquiring Person" under the Company's rights plan;

     (c) acknowledged that as of the date of the Letter Agreement, the Company was not aware of any material, non-public information pertaining to the Company that had been communicated by executive officers of the Company to the Manager's representatives who serve on the board of directors of the Company; and

     (d) agreed to cooperate and assist the Manager in making the purchases in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

ITEM 7. Material to be Filed as Exhibits
        --------------------------------

        Exhibit A   Letter, dated September 7, 2000, from the Company to
                    the Manager

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2000


                                     Appaloosa Management L.P.
                                     By:  Appaloosa Partners Inc.,
                                          Its General Partner


                                     By:   /s/ David A. Tepper
                                          ------------------------
                                          David A. Tepper
                                          President


                                     /s/ David A. Tepper
                                     ------------------------------
                                     David A. Tepper

                               EXHIBIT INDEX

Exhibit                 Exhibit Description
-------                 -------------------

Exhibit A               Letter, dated September 7, 2000, from the Company to
                        the Manager